Member FDIC. © 2025 United Community Bank | ucbi.com Merger News: Key transaction milestone dates*: • May 1, 2025: Legal close • July 14, 2025: Conversion *subject to regulatory approval Marketing & Communications: United Community was just awarded multiple Coalition Greenwich Best Bank awards for delivering exceptional service and tailored financial solutions to its customers! Read more at https://www.ucbi.com/news-and-press- releases/press-release-archive/coalition- greenwich-2025. United Together United’s Culture: Who We Are The United Community Bank Foundation was established in 2020 to support four key areas that align with our employees’ interest, contributions, and volunteer efforts: • Economic Empowerment • Youth Development • Housing Strategies • Artistic Expression To date, the foundation has donated $2.2 million across the Southeast. The 2024 United Community Bank Foundation Report can be found at: https://www.ucbi.com/ucb-foundation Filed by United Community Banks, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: ANB Holdings, Inc. Commission File No.: 001-35095 Date: March 7, 2025

Member FDIC. © 2025 United Community Bank | ucbi.com United Together HR News With the anticipated legal close of American National Bank and United Community scheduled for May 1, 2025, the following is an update on the Human Resource related items for employees. We are so excited for you to join the United Team! PAYROLL: Each ANB employee will transition to United’s ADP Work Force Now payroll platform on May 1, 2025. Employees will receive an email the last week of April with step-by-step instructions on how to complete a one- time registration for your United Workforce Now ADP account. ANB employees will continue to use their current process to record time and attendance through May 11th. Payroll Conversion On May 1, 2025, ANB payroll will be converted to United’s payroll and HR processes. Changes that will affect ANB employees: • Payroll will be processed on a semi-monthly pay schedule. Pay dates are the 15th & 30th day of each month. • All full-time employees, exempt and non-exempt will be paid their “salary” on each pay period. If pay dates fall on a Saturday or Sunday, then pay day is the Friday before. Annual salary is divided by 24 pay periods in a year = per pay period regular earnings.

Member FDIC. © 2025 United Community Bank | ucbi.com United Together HR News PAYROLL (cont): • All full-time employees’ (exempt and non-exempt) salaries are based on a 40-hour work week and employees are expected to work as close to 40 hours per week as possible. • Full-time, non-exempt employees will track hours worked through the timekeeping system for overtime purposes. Overtime hours are paid in arrears approximately 1 pay period. • Any part-time employees will be paid in arrears, based on hours worked. United will continue to monitor to ensure smooth transition. • Cut off dates for any changes to timekeeping, benefit deductions, 401(k) contributions, etc. are the 5th of each month for the 15th payroll and the 20th of each month for the 30th payroll. • United’s payroll can support direct deposits up to 5 checking accounts (employees are eligible for one free United checking account) and up to 3 savings accounts for employees, meaning United can direct- deposit into these accounts from your payroll. • On May 12, 2025, employees will begin using United’s ADP Workforce Now system to record time and attendance. Supervisors, managers, and employees will be trained on United’s ADP Workforce Now time keeping system following legal close.

Member FDIC. © 2025 United Community Bank | ucbi.com United Together HR News PAYROLL (cont): ANB employees will continue to track time off through ANB’s current system until May 11th, 2025. ANB employees will be converted to United’s time off policies at that time and tracked through the United ADP Workforce Now time and attendance system. First Pay – May 15th, 2025 • Payroll direct deposits are memo-posted to employee accounts on “pay date” and are coded to be the first credit to post to their Untied account and net pay is available in account balance. • Please contact UnitedTogether_Questions@ucbi.com with any questions regarding your pay. BENEFITS: Insurance Benefits ANB employees transition to United’s benefit plans effective May 1st, 2025. Employee will be able to make their benefit elections in April in order for their elections to be active as of the legal close date. More information to come about United’s benefit plans and enrollment dates.

Member FDIC. © 2025 United Community Bank | ucbi.com United Together HR News United Community 401(k) Plan ANB employees may begin participating in the United Community Banks, Inc. 401(k) Plan beginning May 1st, 2025. More information about enrolling in the plan and electing your 401(k) contributions for your first United payroll will be provided in mid-April. Please contact UnitedTogether_Questions@ucbi.com with any 401(k) related questions. Following legal close, T. Rowe Price will be hosting educational webinars to highlight and overview the plan features and details. An invitation to register for the webinar events will be sent to your ANB email.

Member FDIC. © 2025 United Community Bank | ucbi.com IMPORTANT INFORMATION FOR SHAREHOLDERS AND INVESTORS In connection with the Merger, United filed with the SEC a registration statement on Form S-4 on January 24, 2025, which was declared effective on February 6, 2025, that includes a proxy statement of ANB Holdings to be sent to ANB Holdings’ shareholders seeking their approval of the Merger Agreement. The registration statement also contains the prospectus of United to register the shares of United common stock to be issued in connection with the Merger. INVESTORS AND SHAREHOLDERS OF ANB HOLDINGS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED BY UNITED WITH THE SEC, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THE REGISTRATION STATEMENT AND THOSE OTHER DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT UNITED, ANB HOLDINGS AND THE MERGER. The registration statement and other documents filed with the SEC may be obtained for free at the SEC’s website (www.sec.gov). You are also able to obtain these documents, free of charge, from United at the “Investor Relations” section of United’s website at www.ucbi.com or from ANB Holdings at www.americannationalbank.com. Copies of the definitive proxy statement/prospectus are also available, free of charge, by contacting United Community Banks, Inc., 200 East Camperdown Way, Greenville, South Carolina 29601, Attn: Jefferson Harralson, Telephone: (864) 240-6208, or ANB Holdings, Inc., 4301 North Federal Highway, Oakland Park, Florida 33308, Attn: Ginger Martin, Telephone: (954) 267-8108. PARTICIPANTS IN THE TRANSACTION United, ANB Holdings and certain of their respective directors and executive officers, under the rules of the SEC may be deemed to be participants in the solicitation of proxies from ANB Holdings’ shareholders in favor of the approval of the Merger Agreement. Information about such directors and executive officers of United and their direct or indirect interests, by security holdings or otherwise, can be found under the headings “Director Compensation,” “Director Independence,” “Executive Compensation,” and “Security Ownership” in United’s definitive proxy statement in connection with its 2024 annual meeting of shareholders, as filed with the SEC on April 2, 2024 (available at: https://www.sec.gov/Archives/edgar/data/857855/000110465924042444/tm248368d7_def14a.htm), and other documents subsequently filed by United with the SEC. To the extent holdings of United common stock by its directors or executive officers have changed since the amounts set forth in United’s definitive proxy statement in connection with its 2024 annual meeting of shareholders, such changes have been or will be reflected in filings with the SEC on Form 3 (Initial Statement of Beneficial Ownership of Securities), Form 4 (Statement of Changes in Beneficial Ownership) or Form 5 (Annual Statement of Beneficial Ownership of Securities) (which are available at EDGAR Search Results https://www.sec.gov/edgar/search/#/category=form- cat2&ciks=0000857855&entityName=UNITED%2520COMMUNITY%2520BANKS%2520INC%2520(UCB%252C%2520UCB- PI)%2520(CIK%25200000857855)). Further information regarding the direct or indirect interests of the directors and executive officers of United, along with information about the directors and executive officers of ANB Holdings and their direct or indirect interests and information regarding the interests of other persons who may be deemed participants in the solicitation, may be obtained by reading the proxy statement/prospectus regarding the Merger. Free copies of this document may be obtained as described above.